

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2021

Susan Wiseman
General Counsel
Braze, Inc.
330 West 34th Street, Floor 18
New York, New York 10001

  Re: Braze, Inc.
    Amendment No. 1 to Draft Registration Statement on Form S-1
    Submitted August 10, 2021
    CIK No. 0001676238

Dear Ms. Wiseman:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 22, 2021.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Fiscal Years Ended January 31, 2020 and January 31, 2021, page 71

1. We note in your response that you are unable to quantify period-over-period changes in revenue due to price and volume. Please expand the discussion to detail any material trends in your revenues based on pricing methodology that utilizes the number of consumers a customer reaches, such as per customer revenues, or pricing methodology that utilizes the volume of messages that each customer sends, such as per message revenue, either on an aggregate basis or average per customer basis.

Principal and Selling Stockholders, page 127

2. We note your response to prior comment 8. Please revise your disclosure
    to identify the three members of the board of directors of MGC1 Capital Inc.

   You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding
comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other
questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Nicole Brookshire